12012052

KW 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

NB 3/19

SEC FILE NUMBER
~~8-015648~~ 8-15648

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robeco Securities L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Third Avenue - 32nd Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
REGISTRATIONS BRANCH
13

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JD 3/12/12

OATH OR AFFIRMATION

I, Matthew J. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robeco Securities, L.L.C., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES G. NOONE
Notary Public, State of New York
No. 01NO6129097
Qualified in Westchester County
Commission Expires June 20, 2013

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Robeco Securities, L.L.C. (a Limited Liability Company)
December 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Robeco Securities, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2011

Contents

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member of
Robeco Securities, L.L.C.

We have audited the accompanying statement of financial condition of Robeco Securities, L.L.C. (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Robeco Securities, L.L.C. at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 22, 2012

Robeco Securities, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2011

Assets		
Cash	$	2,775,719
Receivable from Parent		1,208,140
Receivable from affiliated funds		500,694
Other assets		83,361
Total assets	$	4,567,914
Liabilities and member's equity		
Sales commissions payable	$	542,438
Payable to affiliates		547
Distribution fees payable		609,545
Total liabilities		1,152,530
Member's equity		3,415,384
Total liabilities and member's equity	$	4,567,914

See accompanying notes.

Robeco Securities, L.L.C.
(a Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2011

1. Organization

Robeco Securities, L.L.C. (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of Robeco Investment Management, Inc. (the "Parent"). The Company was established as a limited purpose broker-dealer under the Securities Exchange Act of 1934 for the purpose of having registered sales representatives provide their services to the Parent.

2. Significant Accounting Policies

The statement of financial condition of the Company has been prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP") and are expressed in U.S. dollars.

The following is a summary of the significant accounting policies followed by the Company in the preparation of its statement of financial condition.

Placement fees are accrued when earned in accordance with the terms of the underlying agreements between the Company and the various funds managed by the Parent and for which the Company acts as placement agent. Sales commission expenses are accrued in accordance with the terms of the underlying agreements between the Company and the registered sales representatives of the Company.

Management fees are accrued when earned in accordance with the terms of the underlying agreements between the Company and three registered funds: Robeco Sage Multi-Strategy Fund, LLC; Robeco Sage Multi-Strategy TEI Fund, LLC; and Robeco Sage Triton Fund, LLC, for which the Company acts as the distributor. Distribution fee expenses are accrued in accordance with the terms of the underlying agreements between the Company and the sales agents that provide services to the Company.

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable. Actual results may differ from those estimates.

3. Related Party Transactions

The Company receives a certain allocation of revenue attributable to commissionable sales of securities in accordance with placement agent agreements entered into between the Company and various hedge funds, funds of funds or mutual funds managed by the Parent.

Of such allocated revenue, $1,208,140 is included in receivable from Parent in the statement of financial condition.

The Company is charged for administrative services by its Parent based upon agreed-upon allocation methodologies, as documented in the service level agreement. Such services consist of legal, compliance, accounting and executive administration. For the year ended December 31, 2011, such allocated expenses amounted to $292,351 and are netted against the receivable from Parent in the statement of financial condition. Furthermore, an amount of $709,494 relating to income taxes is netted in receivable from Parent in the statement of financial condition.

4. Management Fees

The Company serves as the distributor of three registered funds: Robeco Sage Multi-Strategy TEI Fund, LLC; Robeco Sage Multi-Strategy Fund, LLC; and Robeco Sage Triton Fund, LLC. Effective October 1, 2011, Robeco Sage Multi-Strategy TEI Fund, LLC was liquidated and Robeco Sage Multi-Strategy Fund, LLC and Robeco Sage Triton Fund, LLC were acquired by Arden Asset Management, LLC.

Robeco Sage Multi-Strategy TEI Fund, LLC and Robeco Sage Multi-Strategy Fund, LLC paid the Company a quarterly management fee at an annualized rate of 0.85% of the average net assets of these funds from January 1, 2011 to September 30, 2011. Robeco Sage Triton Fund, LLC paid the Company a quarterly management fee at an annualized rate of 0.75% of the average net assets of the fund from January 1, 2011 to September 30, 2011.

Effective October 1, the Company received from 0.40% to 0.91% of the assets under management of Robeco Sage Multi-Strategy Fund, LLC and Robeco Sage Triton Fund, LLC, based on agreed terms. The Company uses this management fee from the funds to pay the selling agents (See note 5. Distribution Fees below). Effective January 1, 2012, the Company will no longer be the distributor of the three registered funds and will not receive any management fee from the funds or pay out any distribution fees.

4. Management Fees (continued)

As of December 31, 2011, management fees of $500,694 are included in receivable from affiliated funds in the statement of financial condition.

5. Distribution Fees

The Company has a distribution agreement with the funds and may retain broker-dealers and financial advisors to assist in the distribution of units. The Company uses the management fees from the funds to pay the selling agents in connection with the marketing and sales of units. The Company pays the selling agents distribution fees at an annualized rate that ranges from 0.40% to 0.91% of the assets under management of Robeco Sage Multi-Strategy Fund, LLC, Robeco Sage Multi-Strategy TEI Fund, LLC, and Robeco Sage Triton Fund, LLC, based on agreed terms.

As of December 31, 2011, distribution fees of $609,545 are included in distribution fees payable in the statement of financial condition.

6. Concentrations of Credit Risk

Cash is held by one financial institution. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk.

7. Sales Commissions

The Company does not directly employ any personnel; however, certain employees of the Parent are registered sales representatives of the Company for purposes of the sale and distribution of registered securities offered by the Parent through the Company.

8. Income Taxes

The Company is a single member limited liability company and, as such, is disregarded as a separate entity from its Parent for Federal and state income tax purposes. Therefore, the results of the Company's operations are included in the Parent's Federal and state income tax returns. However, the Parent allocates to the Company a portion of the consolidated income taxes as if the Company were a separate income taxpayer.

8. Income Taxes (continued)

As of December 31, 2011, the Company did not separately state its deferred tax amounts as there were no significant temporary differences.

As of December 31, 2011, the Company determined that it has no uncertain tax positions, interest or penalties as defined within Accounting Standards Codification ("ASC") 740, Income Taxes. The Company does not have unrecognized tax benefits. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly increase within the next 12 months.

The Parent is not currently under audit by any taxing authority. Tax returns filed with each jurisdiction remain open to examination under the normal three-year statute of limitations.

9. Commitments and Contingencies

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position.

10. Indemnifications

In the normal course of its business, the Company will indemnify the various funds managed by the Parent, for which the Company acts as placement agent, and/or the Parent, against loss, liability, claim, damage or expense, as incurred only with respect to statements or omissions made in reliance upon, and in conformity with, information furnished to the funds in writing by or on behalf of the Company for use in connection with offering documents or the annual or interim reports to investors. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the Basic or Aggregate Indebtedness method of Rule 15c3-1 which requires the Company to maintain minimum net capital of the greater of 6 2/3% of Aggregate Indebtedness ("AI") or $5,000. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

The net capital requirement as of December 31, 2011 was $76,835 (6 2/3% of AI) and the Company had a net capital of $1,623,189 which resulted in excess net capital of $1,546,354.

12. Subsequent Events

The Company has evaluated subsequent events through the date its statement of financial condition was issued and has determined that there are no subsequent events which require disclosure in the statement of financial condition.

Ernst & Young LLP

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